UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PUTNAM MANAGED MUNICIPAL INCOME TRUST
PUTNAM MUNICIPAL OPPORTUNITIES TRUST
(Name of Subject Company (Issuer))

PUTNAM MANAGED MUNICIPAL INCOME TRUST
PUTNAM MUNICIPAL OPPORTUNITIES TRUST
(Names of Filing Persons (Issuer))

Remarketed Preferred Shares, Series A and C, Without Par
Remarketed Preferred Shares, Series B and C, Without Par
(Title of Class of Securities)

746823-20-2
746823-40-0
746922-30-1
746922-40-0

(CUSIP Number of Class of Securities)

Robert T. Burns, Vice President
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Bryan Chegwidden, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This filing relates solely to preliminary communications made before the commencement of tender offers (the “Tender Offers”) by Putnam Managed Municipal Income Trust (“PMM”) and Putnam Municipal Opportunities Trust (“PMO” and, together with PMM, the “Funds”), each a closed-end investment company registered under the Investment Company Act of 1940, as amended, and organized as a Massachusetts business trust, for all of the Remarketed Preferred Shares, Series A and C of PMM and Remarketed Preferred Shares, Series B and C of PMO (the “Shares”), without par value per share, at a price per share equal to 89.75% of liquidation preference of each series.

Forward-Looking Statements

This document contains forward-looking information related to the Funds that involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the timing, pricing and expectations for each Tender Offer and any alternative financing to replace Shares tendered. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, the inability of a Fund’s investment adviser to attract or retain key employees, the inability of a Fund to implement its investment strategy, the inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, the inability to close either Tender Offer, the inability of a Fund to negotiate acceptable terms for any new alternative financing and the other risks identified in each Fund’s registration statement on Form N-2 and annual shareholder report on Form N-CSR.

The information contained in this document is as of May 25, 2017. Neither Fund assumes any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The Tender Offers referenced in this communication have not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Funds, nor is it a solicitation of any proxy. This announcement is not a substitute for any materials that the Funds will file with the SEC.

The Funds plan to file a tender offer statement on Schedule TO, together with other related tender offer documents, including a letter of transmittal, in connection with the Tender Offers. These documents will contain important information about the Funds and the Tender Offers. You are urged to read these documents carefully and in their entirety when they become available before making any decision regarding tendering your Shares. These documents will be made available to the Funds’ shareholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Putnam Investments shareholder servicing group at 1-800-225-1581.

This Schedule TO is not a prospectus, circular or representation intended for use in the purchase or sale of shares in any fund. Shares of the Funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Funds involve investment risk, including possible loss of principal. For more complete information about each Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder report. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Funds’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

The Funds are closed-end funds. Common shares of the Funds are only available for purchase/sale on the NYSE at the current market price. Common shares may trade at a discount to net asset value.

ITEMS 1-11.

Not applicable

ITEM 12.	EXHIBITS

Exhibit No.	Document
99.1	Press release dated May 25, 2017

ITEM 13.

Not applicable.

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